United States Securities and Exchange Commission
Washington, D.C. 20549
Form 11-K
Annual Report
Pursuant to Section 15(d) of the Securities Exchange Act of 1934
(Mark One)

☑	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2008

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from                      to
Commission file number 001-15202
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
W. R. Berkley Corporation Profit Sharing Plan
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
W. R. Berkley Corporation
475 Steamboat Road
Greenwich, CT 06830

W. R. BERKLEY CORPORATION PROFIT SHARING PLAN

December 31, 2008 and 2007
Index to Financial Statements and Supplemental Schedules

Page
Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Plan Benefits as of December 31, 2008 and 2007	2

Statement of Changes in Net Assets Available for Plan Benefits for the year ended December 31, 2008	3

Notes to Financial Statements	4 – 14

*Supplemental Schedule H, Line 4i — Schedule of Assets (Held at End of Year) — December 31, 2008	15

*Supplemental Schedule H, Line 4a — Schedule of Nonexempt Transactions for Delinquent Participant Contributions — Year ended December 31, 2008	16

Exhibit 23 Consent of Independent Registered Public Accounting Firm

* Schedules required by Form 5500 which are not applicable have not been included.
EX-23

Report of Independent Registered Public Accounting Firm
The Plan Administrator
W. R. Berkley Corporation Profit Sharing Plan:
We have audited the accompanying statements of net assets available for plan benefits of the W. R. Berkley Corporation Profit Sharing Plan (the Plan) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2008 and 2007 and the changes in net assets available for plan benefits for the year ended December 31, 2008 in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules, Schedule H, line 4i — schedule of assets (held at end of year) — December 31, 2008 and Schedule H, line 4a — schedule of nonexempt transactions for delinquent participant contributions — year ended December 31, 2008 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.
New York, New York
June 23, 2009

W. R. BERKLEY CORPORATION PROFIT SHARING PLAN
Statements of Net Assets Available for Plan Benefits
December 31, 2008 and 2007

	2008	2007
Assets:
Investments, at fair value (note 6):
W. R. Berkley Corporation Common Stock Fund	$55,890,094	51,872,633
Mutual Funds	285,739,648	375,866,872
Participant loans	10,977,828	9,421,331

Total investments	352,607,570	437,160,836

Contributions receivable:
Employer	24,208,707	26,153,937
Participants	233,258	684,089

Total receivables	24,441,965	26,838,026

Net assets available for plan benefits	$377,049,535	463,998,862

See accompanying notes to financial statements.

W. R. BERKLEY CORPORATION PROFIT SHARING PLAN
Statement of Changes in Net Assets Available for Plan Benefits
Year ended December 31, 2008

Additions (reductions) to net assets attributed to:
Investment income:
Net decline in fair value of investments (note 6)	$(122,626,222)
Interest and dividends	9,941,571
Loan interest	702,777

Net investment loss	(111,981,874)

Contributions:
Employer	24,208,707
Participants	22,014,102
Rollovers	3,804,371

Total contributions	50,027,180

Total reductions	(61,954,694)

Deductions from net assets attributed to:
Benefits paid to participants	24,939,679
Administrative expenses	54,954

Total deductions	24,994,633

Net decrease in net assets available for plan benefits	(86,949,327)

Net assets available for plan benefits at:
Beginning of year	463,998,862

End of year	$377,049,535

See accompanying notes to financial statements.

W. R. BERKLEY CORPORATION PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2008 and 2007
(1)	Plan Description

The following brief description of the W. R. Berkley Corporation (the “Company”) Profit Sharing Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan. Capitalized terms used herein shall have the respective meanings as set forth in the Plan.
(a)	General

The Plan is a defined contribution plan and was established for the benefit of eligible Employees of the Company and its participating subsidiaries. An Employee becomes eligible to participate in the Plan on the first day of the Calendar Quarter following the first full Calendar Quarter in which the Employee completes 250 Hours-of-Service, or on the first day of the Calendar Quarter following the Employee’s first year in which the Employee completes 1,000 Hours-of-Service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan allows for mandatory distributions to terminated Participants whose vested Account balance is less than $1,000.

In 1997, Fidelity Management Trust Company (“Fidelity”) was appointed by the Company as the trustee, custodian and recordkeeper for the Plan. The Company has a Profit Sharing Plan Finance Committee to select the investment alternatives provided by the Plan. The Company has a Profit Sharing Plan Administrative Committee to assist in the administration of the Plan.

(b)	Contributions

Employer Contributions

Each Plan Year, the Company makes an Employer Profit Sharing Contribution to the Plan. The Company’s current minimum Employer Profit Sharing Contribution for each Plan Year is 5% of a Participant’s Eligible Earnings, as defined in the Plan for the period of the calendar year that the Employee was a Participant, up to the Internal Revenue Service maximum for any one year. The Company contribution is allocated between the Participant’s Company Profit Sharing Account and their 401(k) Account. 40% of the employer contribution to the Plan is allocated to the 401(k) Account.

Employer Profit Sharing Contributions are determined separately for each Participating Employer prior to the end of each calendar year and are allocated as of the last day of the calendar year among the proper Accounts of all Participants who were employed by a Participating Employer on the last day of the calendar year and who were credited with at least 1,000 Hours-of-Service at the end of the calendar year based on the Participant’s Earnings for the period of the calendar year he or she was a Participant. If the Participant’s employment during a single Plan year was divided between two or more Participating Employers, and the Participant is eligible for an Employer Profit Sharing Contribution for the Plan year, each Participating Employer for which the Participant worked will make the appropriate contribution to the Participant’s Account based on their period of service with, and Earnings from, the Participating Employer.
(Continued)

W. R. BERKLEY CORPORATION PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2008 and 2007
Nonexempt Transaction

There were unintentional delays during 2008 by the Company in submitting certain Participant contributions to the trustee in the amount of $203,971. The Company reimbursed lost interest of $848 to the Plan (See Supplemental Schedule H, Line 4a).

Participant Contributions

Tax-Deferred Contributions

A Participant in the Plan may elect to have voluntary tax-deferred contributions deducted from their pay, for each pay period, in any amount from 1% to 50% of their eligible Earnings. A Participant may also elect to have an amount in excess of 50% of their Earnings for a pay period deducted provided that their aggregate Tax-Deferred Contributions for the calendar year does not exceed 50% of the Participant’s Earnings to date up to a statutory limit ($15,500 for 2008). A Participant may change or suspend their Tax-Deferred Contributions election.

Roth Contributions

Effective February 1, 2007, a Participant may designate part or all of their Plan contributions as either Tax-Deferred Contributions or as after-tax Roth Contributions combined not to exceed 50% of the Participant’s Earnings for the Plan year up to a statutory limit ($15,500 for 2008).

Rollover Contributions/Transfer Amounts

A Participant who receives a qualifying rollover distribution from an eligible retirement plan may make a Rollover Contribution even though the Participant has not otherwise become eligible to participate in the Plan. Amounts that are attributable to Roth Contributions may be rolled into the Plan only from another employer’s eligible retirement plan; they may not be rolled into the Plan from a Roth IRA, even if the only monies held in the Roth IRA were previously distributed from an eligible retirement plan. In addition, amounts attributable to Roth Contributions must be rolled over to the Plan by means of a Direct Rollover.

Catch-Up Contributions

In addition to the regular Tax-Deferred Contributions and/or Roth Contributions described above, Plan Participants who will be at least 50 years old by the end of the calendar year and who have contributed the maximum amount of regular Tax-Deferred Contributions and/or Roth Contributions for the year may make additional “Catch-Up Contributions” to the Plan. For 2008, Tax-Deferred and Roth Catch-up Contributions have a combined limit of $5,000.

(c)	Participants’ Accounts

The Participant recordkeeping services are provided by Fidelity. Each Participant’s Account is credited with the Participant’s contributions, the appropriate amount of the Company’s contributions and an allocation of investment fund earnings or losses in which the Participant has directed his or her contribution. The benefit to which a Participant is entitled is the benefit that can be provided from the Participant’s vested Account. The Account of each Participant is valued on a daily basis.
(Continued)

W. R. BERKLEY CORPORATION PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2008 and 2007
(d)	Vesting

Participants are fully vested in their tax-deferred and after tax Roth contributions, roll-over contributions, catch-up contributions, the employer contribution to their 401(k) Account, and earnings thereon. Effective January 1, 2007, the vesting percent in the portion of the employer contribution is allocated to the Participant’s Company Profit Sharing Account occurs at the rate of 20% per year beginning after two years of continuous employment. Prior to 2007 vesting in the portion of the employer contribution that is allocated to the Participant’s Profit Sharing Account occurs at the rate of 20% per year beginning after three years of continuous employment. In the event of death, disability or retirement, in accordance with the provisions of the Plan, the Participant becomes fully vested.

(e)	Payments of Benefits

On termination of employment, retirement or death, a Participant or Participant’s beneficiary may elect to receive the payment benefits in a lump sum or in annual installments not to exceed 15 years. Distributions to terminated Participants are based upon the closing price of the funds on the date the Participant requests the distribution from Fidelity. Withdrawals to active Participants are based on the date the withdrawals have been approved by the Plan Administrator and are processed by Fidelity.

Hardship withdrawals are allowed under certain circumstances as defined in the Plan Document. Participants are suspended from making contributions for six months after taxing a hardship withdrawal from the plan.

(f)	Forfeitures

Forfeitures are retained in the Plan and are allocated among the Accounts of the remaining active Participants as of the last day of the Plan year in which the forfeiture occurs. Forfeited employer contributions are allocated in the subsequent year and totaled $668,308 and $866,604 for years ended December 31, 2008 and 2007 respectively.

(g)	Participant Loans

The Plan allows Participants to borrow from their Account. Participants may borrow up to 50% of their vested Account balance; the minimum amount of any loan from the Plan is $1,000, and the maximum amount is the lesser of $50,000 or 50% of the value of the Participant’s vested Account. A Participant may request a loan for any reason and the loan may be repaid over 60 months. For the purchase of a primary residence, however, the loan may be repaid over 25 years. At December 31, 2008 and 2007, there were 1,497 and 1,332 individual loans outstanding bearing an interest rate ranging from 4.00% to 9.50%, with maturities ranging from 1 to 25 years.

The interest rate charged on the loan and repaid to the Participant’s Account is determined by the Company and set for the duration of the loan. A Participant may have up to two loans outstanding. Payment is made through payroll deductions or the loan may be paid in full by a lump-sum payment. A partial lump-sum repayment is not permitted. A Participant with an outstanding loan balance who separates from service with the Company has the option of repaying the loan in a lump sum or continuing to pay the monthly loan payment amount directly to Fidelity.
(Continued)

W. R. BERKLEY CORPORATION PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2008 and 2007
(h)	Investments

Participants are responsible for directing the investment of their respective Accounts. Investment changes requested by Participants are implemented as soon as administratively practical if in accordance with the Plan document.

Effective as of the close of business on October 10, 2008, eight investment options shown below have been changed to new Class K share classes. The balances in these investment options were transferred automatically to the investment options shown below under New Investment Options for Future Contributions after 10/10/2008.

The Finance Committee determined that three funds no longer met their investment evaluation criteria. The Janus Worldwide Fund and Morgan Stanley Institutional Fund Trust Value Portfolio — Class P Shares investment options were replaced by less costly share classes. The Fidelity Asset Manager® 50% fund was also replaced by the Finance Committee since its strategy overlapped with that of other Fidelity Freedom Funds®.

Prior to October 10, 2008	After October 10, 2008
Investment options	Investment options for future contributions
* Fidelity Capital Appreciation Fund	Fidelity Capital Appreciation Fund — Class K
* Fidelity Contrafund®	Fidelity Contrafund® — Class K
* Fidelity Diversified International Fund	Fidelity Diversified International Fund — Class K
* Fidelity Equity-Income Fund	Fidelity Equity-Income Fund — Class K
* Fidelity Growth Company Fund	Fidelity Growth Company Fund — Class K
* Fidelity Magellan® Fund	Fidelity Magellan® Fund — Class K
* Fidelity Overseas Fund	Fidelity Overseas Fund — Class K
* Fidelity Puritan® Fund	Fidelity Puritan® Fund — Class K
** Janus Aspen Series: Worldwide Growth Portfolio — Institutional Class	Fidelity Diversified International Fund — Class K
** Morgan Stanley Institutional Fund Trust:
Value Portfolio — Class I	Fidelity Equity-Income Fund — Class K
** Fidelity Asset Manager® 50%	The Fidelity Freedom Fund® with the target retirement date
closest to the year employee turns 65
Fidelity Freedom 2000 Fund®	Fidelity Freedom 2000 Fund®
Fidelity Freedom 2010 Fund®	Fidelity Freedom 2010 Fund®
Fidelity Freedom 2020 Fund®	Fidelity Freedom 2020 Fund®
Fidelity Freedom 2030 Fund®	Fidelity Freedom 2030 Fund®
Fidelity Freedom 2040 Fund®	Fidelity Freedom 2040 Fund®
Fidelity Freedom 2050 Fund® (new fund added October 10, 2008)
Fidelity Freedom Income Fund®	Fidelity Freedom Income Fund®
Fidelity Government Income Fund	Fidelity Government Income Fund
Fidelity Intermediate Bond Fund	Fidelity Intermediate Bond Fund
(Continued)

W. R. BERKLEY CORPORATION PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2008 and 2007

Prior to October 10, 2008	After October 10, 2008
Investment options	Investment options for future contributions
Fidelity Retirement Money Market Portfolio	Fidelity Retirement Money Market Portfolio
AIM Small Cap Growth Fund — Investor Class	AIM Small Cap Growth Fund — Class I
Janus Research Fund	Janus Research Fund
PIMCO Total Return Fund — Administrative Class	PIMCO Total Return Fund — Institutional Class
PIMCO Low Duration Fund — Administrative Class	PIMCO Low Duration Fund — Institutional Class
Royce Low-Priced Stock Fund — Service Class	Royce Low-Priced Stock Fund — Institutional Class
Spartan® U.S. Equity Index Fund — Investor Class	Spartan® U.S. Equity Index Fund — Investor Class
Trust Value Portfolio — Class P Shares	Fidelity Equity-Income Fund — Class K
Wells Fargo Advantage Small Cap Value Fund — Investor Class	Wells Fargo Advantage Small Cap Value Fund — Investor Class
W. R. Berkley Corporation Common Stock Fund	W. R. Berkley Corporation Common Stock Fund

*	Eight funds were moved to Fidelity’s new Class K shares class. The new share classes will offer the same investment strategy and risk but the overall expenses will be lower.

**	After October 10, 2008, employees will not be allowed to contribute to the fund. Any contributions directed to the funds will be mapped to the new investment choice.
(Continued)

W. R. BERKLEY CORPORATION PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2008 and 2007
(2)	Summary of Significant Accounting Policies

The following are the more significant accounting policies followed by the Plan:
(a)	Recent Accounting Pronouncements

On January 1, 2008, the Plan adopted FASB Statement of Financial Accounting Standards No. 157, Fair Value Measurements (FAS 157), which defines fair value, establishes a framework for measuring fair value and expands disclosure about fair value measurements. This pronouncement did not require any new fair value measurements. In February 2008, the FASB issued FASB Staff Position (“FSP”) No. FAS 157-2, Effective Date of FAS Statement No. 157 (FSP FAS 157-2) which deferred the effective date of FAS 157 for one year for nonfinancial assets and nonfinancial liabilities that are not disclosed at fair value in the financial statements on a recurring basis. FSP FAS 157-2 did not defer the recognition and disclosure requirements for financial or nonfinancial assets or liabilities that are measured at least annually. In February 2008, the Plan adopted FSP FAS 157-2. In October 2008, the FASB issued FSP No. FAS 157-3, Determining the Fair Value of a Financial Asset in a Market That is Not Active (FSP FAS 157-3). FSP FAS 157-3 was effective upon issuance, and applies to periods for which financial statements have not been issued. FSP FAS 157-3’s guidance clarifies various application issues with respect to the objective fair value measurement, distressed transactions, relevance of observable data, and the use of management’s assumptions. The effect of the adoption of FAS 157, FSP FAS 157-2, and FSP FAS 157-3 did not have a material effect on the changes in net assets or the financial position of the Plan.

On April 9, 2009, the FASB issued FSP No. FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (FSP FAS 157-4). FSP FAS 157-4 provides additional guidance for estimating fair value when the volume and level of activity for the asset or liability have significantly decreased and includes guidance on identifying circumstances that indicate a transaction is not orderly. FSP FAS 157-4 is effective for reporting periods ending after June 15, 2009, and is applied prospectively. Early adoption is not permitted for periods ending before March 15, 2009. The Company does not expect the provisions of FSP FAS 157-4 to have a material effect on the Plan’s financial statements.

(b)	Basis of Accounting and Use of Estimates

The financial statements of the Plan are prepared under the accrual method of accounting. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, as well as disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates and assumptions.

(c)	Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Shares of registered investment companies (mutual funds) are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The Company Common Stock Fund is valued at its year-end unit closing price. A net asset value (“NAV”) per unit is determined on a daily basis. In determining the NAV, the value of the Company Common Stock Fund is based on the closing price of the Company’s Shares on the
(Continued)

W. R. BERKLEY CORPORATION PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2008 and 2007
New York Stock Exchange (“NYSE”) or, if not available, the latest available price reported by the principal national securities exchange. The NAV will be adjusted by dividends paid on common stock, interest on short-term investments held in the fund and expenses of the fund. Participant loans are valued at cost that approximates fair value. Purchases and sales of investments are recorded on a trade date basis. Realized gains and losses are based on specific identification method and are included in net decline in fair value of investments. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Investment management fees, including brokerage fees and commissions on the purchase and sale of securities and other related portfolio management expenses, are paid from assets of, and applied against the investment performance of, the respective investment funds.

(d)	Plan Expenses

Certain general expenses of operating and administering the Plan are paid by the Company but may be charged against investment fund assets in the future, as determined by the Company.

(e)	Payment of Benefits

Benefit payments are recorded when paid.
(3)	Risks and Uncertainties

The Plan offers a number of investment options including the Company Common Stock Fund and a variety of pooled investment funds, which consist of registered investment companies. The investment funds are comprised of U.S. equities, international equities, and fixed income securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonable to expect that changes in the values of investment securities will occur in the near term and that such changes could materially affect Participant Account balances and the Statement of Changes in Net Assets Available for Plan Benefits.

The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments across all Participant-directed fund elections. Additionally, the investments within each Participant-directed fund election are further diversified into varied financial instruments, with the exception of the Company Common Stock Fund, which principally invests in security of a single issuer. More than 10% of the Plan’s net assets are invested in the Company Common Stock Fund as of December 31, 2008 and 2007.

The plan investments include mutual funds that may directly or indirectly invest in securities with contractual cash flows, such as asset backed securities, collateralized mortgage obligations and commercial mortgage backed securities, including securities backed by sub prime mortgage loans. The value, liquidity and related income of these securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

(4)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.
(Continued)

W. R. BERKLEY CORPORATION PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2008 and 2007
In the event of termination of the Plan, all amounts credited to the Participants will become fully vested, and all assets remaining after payments of any expenses properly chargeable against the Plan will be distributed to the Participants in accordance with the value of each Participant’s Account on the date of such termination.

(5)	Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated June 24, 1999 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code of 1986, as amended (the “Code”). The Plan has been amended since receiving the determination letter. The Company has applied for a new determination letter. The Plan Administrator and the Plan’s tax counsel believe that the Plan, as amended, is designed and is currently being operated in compliance with the applicable requirements of the Code.

The Internal Revenue Service, the primary tax oversight body of the Plan, generally has the ability to examine plan activity for up to three prior years.

(6)	Investments

The following investments represent 5% or more of the Plan’s net assets as of December 31, 2008 and 2007:

	2008	2007
W. R. Berkley Corporation Common Stock Fund	$55,890,094	51,872,633

Mutual Funds:
Fidelity Retirement Money Market Portfolio	54,519,510	38,966,071
Fidelity Contrafund® — Class K	42,240,841	*
Fidelity Puritan® Fund — Class K	20,183,290	*
Fidelity Government Income Fund	19,017,490	10,691,397
Fidelity Contrafund®	*	70,144,666
Fidelity Puritan® Fund	*	30,024,319
Fidelity Diversified International Fund	*	24,927,555
Spartan® U.S. Equity Index Fund — Investor Class	*	23,843,423

*	Held less than 5% as of this period.
The net appreciation (depreciation) on investments (including gains and losses on investments bought and sold, as well as held) for the year ended December 31, 2008 are as follows:

W. R. Berkley Corporation Common Stock Fund	$2,951,669
Mutual funds	(125,577,891)

Net decline in fair value of investments	$(122,626,222)

(Continued)

W. R. BERKLEY CORPORATION PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2008 and 2007
(7)	Fair Value Measurement of Investments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. FAS 157 establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1 — Quoted prices in active markets for identical assets or liabilities.

Level 2 — Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or inputs that are observable or corroborated by observable market date for substantially the full term of the assets or liabilities.

Level 3 — Unobservable inputs supported by little or no market activity and that reflect the reporting entity’s own assumptions about the exit price, including assumptions that market participants would use in pricing the asset or liability.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Fair value estimates are made at a specific point in time, based on available market information and other observable inputs. In some cases, the fair value estimates cannot be substantiated by comparison to independent markets. In addition, the disclosed fair value may not be realized in the ultimate settlement of the financial asset as these values do not represent any premium or discount that could result from selling an entire holding of a particular financial asset at one time. Other expenses that would be incurred in an actual sale or settlement are not included in the amounts disclosed.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2008 and 2007.

Money Market Funds and Equity Securities — Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual Funds — Valued at the NAV of shares held by the plan at year end.

Participant Loans — Valued at cost that approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2008:
(Continued)

W. R. BERKLEY CORPORATION PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2008 and 2007

	Investments at estimated fair value
	Investments
	at		Valuation
	fair value as		techniques
	determined	Valuation	incorporating
	by quoted	techniques	information
	Prices in	based on	other than
	active	observable	observable	Total assets
	markets	market data	market data	measured at
	(Level I)	(Level II)	(Level III)	fair value
W. R. Berkley Corporation Common Stock Fund	$55,890,094	$—	$—	$55,890,094
Mutual funds	285,739,648	—	—	285,739,648
Participant loans	—	—	10,977,828	10,977,828

Total investments	$341,629,742	$—	$10,977,828	$352,607,570

The following table presents a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2008.

Year ended
December 31,
2008
Participant
Loans
Beginning balance at January 1, 2008	$9,421,331
Realized gains (losses)	—
Unrealized gains (losses) relating to instruments still held at the reporting date	—
Purchases, sales, issuances and settlements (net)	1,556,497

Ending balance at December 31, 2008	$10,977,828

(Continued)

W. R. BERKLEY CORPORATION PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2008 and 2007
(8)	Related Party Transactions

Certain Plan investments are managed or sponsored by Fidelity Investments, an affiliate of Fidelity Management Trust Company who is the trustee as defined by the Plan and accordingly, these transactions with Fidelity Investments qualify as party-in-interest transactions. Investments in the Company Common Stock Fund also qualify as party-in-interest transactions.

W. R. BERKLEY CORPORATION PROFIT SHARING PLAN
Schedule H, Line 4i— Schedule of Assets (Held at End of Year)
December 31, 2008

		Fair value at
	Description and number of	December 31,
Identity of issuer	shares/units	2008
* W. R. Berkley Corporation Common Stock Fund	Common Stock Fund; 1,078,959 units	$55,890,094

* Fidelity Capital Appreciation Fund — Class K	Mutual Funds; 152,525 shares	2,396,169
* Fidelity Contrafund® — Class K	Mutual Funds; 933,912 shares	42,240,841
* Fidelity Diversified International Fund — Class K	Mutual Funds; 573,857 shares	12,332,187
* Fidelity Equity-Income Fund — Class K	Mutual Funds; 301,150 shares	9,293,476
* Fidelity Freedom 2000 Fund®	Mutual Funds; 87,350 shares	877,870
* Fidelity Freedom 2010 Fund®	Mutual Funds; 613,243 shares	6,353,198
* Fidelity Freedom 2020 Fund®	Mutual Funds; 809,355 shares	8,134,017
* Fidelity Freedom 2030 Fund®	Mutual Funds; 566,208 shares	5,526,195
* Fidelity Freedom 2040 Fund®	Mutual Funds; 324,966 shares	1,816,562
* Fidelity Freedom 2050 Fund®	Mutual Funds; 494 shares	3,188
* Fidelity Freedom Income Fund	Mutual Funds; 83,338 shares	796,708
* Fidelity Government Income Fund	Mutual Funds; 1,736,757 shares	19,017,490
* Fidelity Growth Company Fund — Class K	Mutual Funds; 257,078 shares	12,576,253
* Fidelity Intermediate Bond Fund	Mutual Funds; 1,324,306 shares	12,037,938
* Fidelity Magellan® Fund — Class K	Mutual Funds; 174,060 shares	7,975,442
* Fidelity Overseas Fund — Class K	Mutual Funds; 301,207 shares	7,545,244
* Fidelity Puritan® Fund — Class K	Mutual Funds; 1,546,612 shares	20,183,290
* Fidelity Retirement Money Market Portfolio	Mutual Funds; 54,519,510 shares	54,519,510
AIM Small Cap Growth Fund — Class I	Mutual Funds; 189,277 shares	3,316,138
Janus Aspen Series: Worldwide Growth Portfolio — Institutional Class	Mutual Funds; 159,924 shares	3,081,730
Janus Research Fund	Mutual Funds; 442,398 shares	7,618,091
Morgan Stanley Institutional Fund Trust:
Value Portfolio — Class I Shares	Mutual Funds; 275,701 shares	2,729,438
PIMCO Low Duration Fund — Institutional Class	Mutual Funds; 335,816 shares	3,163,386
PIMCO Total Return Fund — Administrative Class	Mutual Funds; 0.3 share	3
PIMCO Total Return Fund — Institutional Class	Mutual Funds; 1,436,299 shares	14,564,069
Royce Low-Priced Stock Fund — Institutional Class	Mutual Funds; 477,851 shares	4,386,676
Spartan® U.S. Equity Index Fund — Investor Class	Mutual Funds; 447,176 shares	14,264,928
Wells Fargo Advantage Small Cap Value Fund — Investor Class	Mutual Funds; 495,295 shares	8,989,611

Total Mutual Funds		285,739,648

* Participant loans	1,497 Participant loans (interest rates range from 4.00% to 9.50% with maturities ranging from 1 to 25 years)	10,977,828

Total investments		$352,607,570

*	Party-in-interest as defined by ERISA
See accompanying report of independent registered public accounting firm.

W. R. BERKLEY CORPORATION PROFIT SHARING PLAN
Schedule H, Line 4a — Schedule of Nonexempt Transactions
for Delinquent Participant Contributions
Year ended December 31, 2008

	(b)
	Relationship to
(a)	plan, employer	(c)	(d)	(e)
Identity of	or other	Description of transaction	Amount on	Lost
party involved	party-in-interest	including rate of interest	line 4(a)	interest
Clermont	Affiliate	Employee contribution not deposited in a timely manner during 2008. Deposited 2 days after as soon as administratively possible	$11,660	$ 3
A&H	Affiliate	Deposited 3 days after as soon as administratively possible	8,066	4
MECC	Affiliate	Deposited 4 days after as soon as administratively possible	40,969	26
MECC	Affiliate	Deposited 5 days after as soon as administratively possible	37,909	39
Bkly Life	Affiliate	Deposited 14 days after as soon as administratively possible	2,216	6
SS Mgrs	Affiliate	Deposited 14 days after as soon as administratively possible	5,293	13
A&H	Affiliate	Deposited 19 days after as soon as administratively possible	8,819	24
BTS	Affiliate	Deposited 23 days after as soon as administratively possible	50,630	174
BSUM	Affiliate	Deposited 67 days after as soon as administratively possible	25,491	310
A&H	Affiliate	Deposited 103 days after as soon as administratively possible	12,918	249
It was noted that there were unintentional delays by the Plan Sponsor in submitting employee contributions to the Fund. The delays ranged from 2 to 103 days and withholding amounts ranged from $2,216 to $50,630 per the Plan Sponsor. Lost interest ranged from $3 to $310. All Participants’ contributions have been credited to their Accounts. The Plan Sponsor will reimburse lost interest to the Plan.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the Finance Committee of W. R. Berkley Corporation Profit Sharing Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

W. R. BERKLEY CORPORATION PROFIT SHARING PLAN

By	/s/ Eugene G. Ballard

Eugene G. Ballard
Member, Profit Sharing Plan
Administrative Committee
June 23, 2009